Exhibit 99.1
Navios Maritime Holdings Inc. Announces Sale of an Ultra-Handymax
Vessel to Navios Maritime Partners L.P.
PIRAEUS, GREECE, October 28, 2009 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) announced today that it has agreed to sell Navios Apollon, a 2000 built Ultra-Handymax vessel with a capacity of 52,073 dwt to Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) for $32.0 million in cash. Navios Apollon has been chartered out at a net rate of $23,700 per day for the remaining period of three years expiring in November 2012. The vessel is expected to be delivered to Navios Partners by the end of October 2009. Navios Holdings intends to use the proceeds from the sale of this vessel for operating purposes, such as repayment of indebtedness or reinvestment in vessels.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information please visit our website: www.navios.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com